VF 3-8-05

05035995

ATES
NGE COMMISSION
. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2005
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2005
WASH, D.C. 202 SECTION

SEC FILE NUMBER
8-32565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Riverchase Parkway East
(No. and Street)

Birmingham	Alabama	35244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin W. Parks (205) 560-7535
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1900	**Birmingham**	**Alabama**	**35203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin W. Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AmSouth Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KAREN L. COPPER
NOTARY PUBLIC
STATE OF ALABAMA
COMM. EXP. 12-17-2005

Notary Public

Signature

CFO / Controller / Vice President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
AmSouth Investment Services, Inc.

We have audited the accompanying statements of financial condition of AmSouth Investment Services, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmSouth Investment Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 18, 2005

AmSouth Investment Services, Inc.

Statements of Financial Condition

	December 31 2004	December 31 2003
Assets		
Cash	**$ 14,680,021**	$ 26,879,698
Securities owned at market value:		
Mortgage-backed securities	**924,550**	2,593,281
Other securities	**2,289,127**	1,286,894
Receivables from clearing brokers and dealers	**27,876,768**	4,206,268
Receivables from insurance companies	**1,014,192**	1,198,995
Fixed assets, at cost (net of accumulated depreciation of $3,295,117 and $2,606,867 at December 31, 2004 and 2003, respectively)	**3,457,957**	1,673,776
Net deferred tax asset	**468,320**	368,893
Other assets	**882,877**	600,569
Total assets	**$ 51,593,812**	$ 38,808,374
Liabilities and stockholder's equity		
Liabilities:		
Accrued personnel expenses	**$ 1,804,003**	$ 1,814,727
Current income taxes payable	**1,451,026**	1,111,608
Due to clearing broker	**106,051**	1,500
Other liabilities	**1,734,579**	1,535,764
Total liabilities	**5,095,659**	4,463,599
Stockholder's equity:		
Common stock - $100 par; one share authorized, issued and outstanding	**100**	100
Capital surplus	**274,900**	274,900
Retained earnings	**46,223,153**	34,069,775
Total stockholder's equity	**46,498,153**	34,344,775
Total liabilities and stockholder's equity	**$ 51,593,812**	$ 38,808,374

See accompanying notes.

AmSouth Investment Services, Inc.

Notes to Financial Statements

December 31, 2004 and 2003

1. Organization

AmSouth Investment Services, Inc. (AIS or the Company) is a wholly-owned subsidiary of AmSouth Bank (a wholly-owned subsidiary of AmSouth Bancorporation, the Parent Company). AIS provides securities brokerage services to Alabama, Florida, Tennessee, Mississippi, Louisiana and Georgia markets. The financial statements of AIS conform to accounting principles generally accepted in the United States.

Pershing LLC clears security transactions for AIS customers and carries the accounts of such customers on a fully disclosed basis. AIS also has clearing agreements with several investment companies whereby these companies clear mutual fund and unit investment trust transactions for AIS customers. These investment companies carry the accounts of such customers on a fully disclosed basis. AIS brokers sell fixed and variable rate annuities and insurance policies through agreements with several insurance companies. AIS acts only as an agent of the respective insurance companies issuing the policies.

2. *Summary of Significant Accounting Policies*

The Company has defined cash and cash equivalents as those amounts included in the statements of financial condition as cash.

At December 31, 2004 and 2003, investments consist primarily of mortgage-backed securities and other securities consisting of money market investments and other short-term investments. Investments are valued at market with unrealized gains and losses reflected in revenue. For the purposes of fair value disclosure, the estimated fair value of investments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. While certain investments at December 31, 2004 and 2003 have purchased maturities of less than 90 days, the Company has not classified such amounts as cash equivalents as the funds are held for investment purposes.

Securities transactions and related revenues are recorded in the accounts on a trade date basis.

Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets (up to 10 years). Fixed assets are recorded at cost less accumulated depreciation.

2. Summary of Significant Accounting Policies (continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentation.

3. Receivables from/Payables to Clearing Brokers or Dealers

The receivables from clearing brokers and dealers consist of commissions and/or fees from clearing brokers or dealers earned during the year but not yet paid plus amounts held on deposit.

4. Related Party Transactions

The Company engaged in transactions with AmSouth Bank and its affiliates as shown below. All significant amounts are eliminated at the Parent Company.

	December 31	
	2004	**2003**
Transactions included in the statements of financial condition:		
Current income taxes payable	**$ 1,451,026**	$ 1,111,608
Receivable from AmSouth Bank	**349,903**	257,325
Transactions included in the statements of income:		
Investment services income	**$ 1,310,722**	$ 1,004,632
Occupancy expense	**1,833,849**	1,962,256
Transactions included in the statements of cash flows:		
Cash paid for income taxes	**$ 7,432,554**	$ 4,416,308

5. Net Capital Requirements

Pursuant to the Uniform Net Capital requirement of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain Minimum Net Capital, as defined by such rule. At December 31, 2004 the Company had net capital of $29,016,838 or an excess of $28,684,197 over required net capital of $332,641. In addition, "Aggregate Indebtedness", as defined, cannot exceed 1,000% of Net Capital. At December 31, 2004 the Company's percentage of Aggregate Indebtedness to Net Capital was approximately 17%.

6. Income Taxes

The Company is included in the Parent Company's consolidated federal income tax return and state excise tax return for Alabama, Tennessee and Mississippi. Income tax expenses or benefits are computed on a separate return basis without giving effect to consolidated return exemptions and tax brackets. The Company makes payments to, or receives reimbursement from, the parent of the consolidated group for federal and state excise taxes in accordance with the consolidated group's tax sharing agreement. The portion of the Company's expense, which relates to current and deferred income taxes, is $7,875,383 and $(99,427), respectively, for the year ended December 31, 2004 and the portion of the Company's expense which relates to current and deferred income taxes is $4,933,591 and $(650,164), respectively, for the year ended December 31, 2003. The difference between the effective tax rate and the federal statutory rate is primarily due to state taxes.

6. Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31	
	2004	**2003**
Deferred tax assets:		
Depreciation	**$ (25,593)**	$ 24,855
Deferred compensation	**41,758**	26,334
Mark to market	**29,796**	14,376
Miscellaneous reserves	**425,700**	309,600
Total deferred tax assets	**471,661**	375,165
Deferred tax liabilities:		
Other	**(3,341)**	(6,272)
Total deferred tax liabilities	**(3,341)**	(6,272)
Net deferred tax assets	**$ 468,320**	$ 368,893

7. Benefit Plans

AIS participates in a trusteed pension plan for the benefit of substantially all employees of the Parent Company and its subsidiaries. Costs of the pension plan are computed under the projected unit credit method under the provisions of Statement No. 87 of the Financial Accounting Standards Board. The Parent Company's funding policy is to contribute amounts to the plan sufficient to meet minimum funding requirements as set by law. The assets of the plan are invested primarily in listed stocks, bonds and U.S. obligations. The Parent Company uses a September 30 measurement date for its pension plan. The Parent Company used the following in its value of the projected benefit obligation at September 30, 2004 and 2003, respectively: a weighted average discount rate of 5.85% and 6.00% and a rate of compensation increase of 5.00% and 3.75%. The Parent Company used the following weighted average assumptions for determining net periodic benefit cost for the fiscal years ending December 31, 2004 and 2003,

7. Benefit Plans (continued)

respectively: a discount rate of 6.00% and 6.65%, an expected long-term rate of return on plan assets of 8.50% and 8.75%, and a rate of compensation increase of 3.75% and 4.40%. Benefit information is not available from the actuary for individual subsidiaries of the Parent Company.

AIS participates in the Parent Company's 401(K) plan. Matching contributions were $1,035,031 and $1,038,091 in December 31, 2004 and 2003, respectively.

8. Contingencies

Various legal proceedings are pending against the Company. The actions arise in the ordinary course of the Company's business and include actions related to its investment, trust and other activities. Because some of these actions are complex, and for other reasons, it may take a number of years to finally resolve them. Based upon legal counsel's opinion, management considers that any liability resulting from the proceedings would not have a material impact on the financial condition or results of operations of the Company.

9. Fixed Assets

Fixed assets at December 31, 2004 and 2003 are summarized as follows:

	December 31	
	2004	**2003**
Fixed Assets		
Furniture and equipment	**$ 6,171,270**	$ 3,698,840
Leasehold improvements	**581,804**	581,803
	6,753,074	4,280,643
Less: Accumulated Depreciation	**3,295,117**	2,606,867
	$ 3,457,957	$ 1,673,776

10. Financial Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, the total amount of customer balances maintained by the clearing broker and subject to such indemnification was approximately $32.3 million (i.e. margin debits). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.